April 6, 2012

Mr. Boyd E. Hoback

President & CEO

Good Times Restaurants Inc.

601 Corporate Circle

Golden, CO 80401

Dear Boyd:

We are pleased to confirm the arrangements under which Heathcote Capital LLC ("Heathcote") has today been engaged by Good Times Restaurants Inc. (the "Company") to act as its exclusive financial advisor in connection with a possible Transaction (as defined below).

During the term of its engagement, Heathcote will provide such financial advice and assistance in connection with the Transaction as the Company may reasonably request. Such advice and assistance may include identifying and contacting potential acquisition targets ("Targets") and/or sources of financing for the Company, advising and assisting the Company in evaluating the various structures and forms of any Transaction, assisting in the preparation of proposals and evaluation of offers, and assisting the Company in negotiating the financial aspects of the Transaction.  For purposes hereof, the term "Transaction" shall mean, whether in one or a series of transactions, (a) any acquisition, sale, merger, reverse merger, consolidation, recapitalization, reorganization or other business combination pursuant to which the stock or assets of a Target or any part thereof is acquired by the Company, or substantially all of the stock or assets of the Company is sold to a third party, or (b) the acquisition directly or indirectly, by a third party of substantially all of the outstanding capital stock, or all or substantially all of the assets of the Company, by the way of tender or exchange offer, negotiated purchase or otherwise, whether effected, in either case, in one transaction or a series of related transactions or (c) any recapitalization or refinancing, where a debt or equity is raised to finance the Transaction, refinance the Company's debt and/or to provide working capital to finance the Company's operations.

While Heathcote is being engaged by the Company as an advisor to the Company to explore strategic options, Heathcote understands that the Board of Directors of the Company may appoint a special committee to consider certain of such options on behalf of the shareholders of the Company.  Heathcote agrees that its services shall include communicating with such special committee as it may reasonably request and, if directed by such committee, Heathcote shall hold such communications in confidence.

            For purposes of this letter agreement, the term "Transaction Value" means the sum of the aggregate of (i) the fair market value of any securities and non-cash consideration exchanged; (ii) the amount of any cash consideration exchanged; (iii) the amount of any indebtedness, capital lease, preferred stock obligations and other liabilities (exclusive of ordinary course liabilities) assumed, refinanced or extinguished; and (iv) the amount of any payments under consulting agreements, agreements not to compete or similar arrangements..  The value of (any securities and non-cash consideration received by the Company or Target or holders of their respective securities shall be the valuation assigned to such securities or other consideration upon the closing of the Transaction (iii) and amounts held in escrow will be deemed paid at closing.  To the extent any such consideration consists of securities with an existing public trading market, the value thereof shall be the average closing price for such securities as reported on the primary exchange or interdealer quotation system on which such securities are traded for the 20 trading days prior to the consummation of the Transaction.

Retainer Fee

The Company agrees to pay Heathcote a non-refundable cash retainer (the "Retainer Fee") of $45,000.00 as follows:

$15,000.00 concurrently with the execution of this agreement; plus

$15,000.00 on May 1, 2012; plus

$15,000.00 on June 1, 2012.

Transaction Fee

As consideration for material services rendered by Heathcote in connection with a Transaction, the Company agrees to pay Heathcote a fee (the "Transaction Fee") upon the closing of such Transaction equal to:

5.0% of the Transaction Value up to $1.0 million; plus

4.0% of the Transaction Value in excess of $1.0 million up to $2.0 million; plus

3.0% of the Transaction Value in excess of $2.0 million up to $3.0 million; plus

2.0% of the Transaction Value in excess of $3.0 million up to $4.0 million; plus

1.0% of the Transaction Value in excess of $4.0 million.

It is understood by Heathcote that the Company has been involved in discussions with several Targets, which are listed in Schedule 1 hereto.  Should a Transaction be completed with one these entities, then the Transaction Fee payable to Heathcote for material services rendered by Heathcote in connection with such Transaction shall be reduced by 50%.

Financing Fee

In the event the Company completes a Transaction in which it obtains new debt or equity financing (excluding any sale leaseback financing, equity or debt issued in connection with an acquisition or equity or debt from existing shareholders or public offering of the Company's securities), the Company agrees to pay Heathcote upon the closing of such Transaction for material services rendered by Heathcote in connection with such Transaction a fee (the "Financing Fee") equal to:

1.25% of any funded senior debt; plus

2.50% of any funded subordinated debt; plus

3.75% of any funded convertible debt: plus

5.00% of any preferred or common stock investment.

Any Transaction Fee or Financing Fee payable shall be reduced by the amount of the Retainer Fee paid.  Notwithstanding the foregoing, Heathcote's Aggregate Fee (including the Retainer Fee, the Transaction Fee and the Financing Fee) shall be a minimum of $100,000 and a maximum of $200,000.

At the election of the Company in its sole discretion, up to  one-third of the Transaction Fee (net of the Retainer Fee) or one-third of the Financing Fee (net of the Retainer Fee) may be payable in whole or in part in Common Stock of the Company valued based upon the greater of the average closing price for such securities as reported on the primary exchange or interdealer quotation system on which such securities are traded for the 20 trading days prior to the consummation of the Transaction or the consideration value of such securities issued in connection with a Transaction.

Expenses

The Company agrees to reimburse Heathcote periodically, upon request, and upon consummation of any Transaction, for all reasonable out-of-pocket expenses incurred in connection with the performance of its duties under this letter agreement. Notwithstanding the foregoing, Heathcote agrees that if out of pocket expenses on the Transaction reach $10,000, it must obtain the Company's permission before incurring additional expenses.  Such permission will not be unreasonably withheld by the Company.  Heathcote further agrees to use commercially reasonable efforts to constrain spending to amounts budgeted.

This letter agreement may be terminated with or without cause by Heathcote or the Company at any time after July 1, 2012 upon receipt of written notice by the other party to that effect.  Upon termination of this letter agreement, neither party will have any liability or continuing obligation to the other, except that: (i) the provisions of Appendix A and Appendix B to this letter agreement will survive any such termination; (ii) the Company will remain liable for Heathcote's reasonable out-of-pocket expenses incurred and fees earned up to the time of termination; and (iii) if a Transaction is consummated within 12 months of the termination of Heathcote engagement with any of the parties as to which Heathcote rendered material services, during the term of Heathcote's engagement, or if a definitive agreement with respect to such a Transaction which is subsequently consummated is entered into during such 12-month period, the Company will pay Heathcote the Transaction Fee and Financing Fee in accordance with the terms of this letter agreement.

Heathcote and the Company agree that the provisions set forth in Appendix A and B attached to this letter agreement form an integral part of this letter agreement and are hereby incorporated by reference in their entirety.  Capitalized terms used but not defined in any of the Appendices hereto shall have the meanings assigned to them in this letter agreement.  All references in the Appendices hereto to the "letter agreement" shall mean this letter agreement.

Heathcote acknowledges that a principal of Heathcote is a member of the Board of Directors of the Company and that such principal shall recuse himself from voting as a member of the Board of Directors on any matter relating to Heathcote or a Transaction.

If this letter agreement accurately sets forth the understanding between us, please sign the enclosed copy of this letter agreement below and return it to Heathcote, at which time this letter agreement will become a mutually binding obligation.  We look forward to working with you in this important undertaking.

Very truly yours,
HEATHCOTE CAPITAL LLC
By: /s/ Gary J. Heller
Its: President
Agreed to as of the above date:
GOOD TIMES RESTAURANTS INC.
By: /s/ Boyd E. Hoback
Name: Boyd E. Hoback
Title: President and CEO

APPENDIX A:  Standard Terms and Conditions

During the term of the letter agreement to which this Appendix A is attached, the Company will provide Heathcote with the names of all parties with which it has had discussions or contacts concerning a Transaction, and the Company agrees that it and its directors and executive officers will promptly inform Heathcote of any inquiry it may receive concerning a potential Transaction.

The Company will provide Heathcote (and will request that each prospective Transaction participant with which the Company enters into negotiations provide Heathcote) with such information as Heathcote reasonably requests in connection with its engagement and will provide Heathcote with timely access to the Company's officers, directors and advisors.  The Company represents and warrants that to the best of its knowledge all such information concerning the Company will be true and accurate in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which such statements are made.  The Company will provide Heathcote with prompt updates of any occurrences or any new information that materially affects the accuracy or completeness of any information previously provided.  The Company acknowledges that Heathcote: (i) will be using and relying upon the material accuracy and completeness of the publicly available information or information supplied by or on behalf of the Company and any Target or financier in connection with its engagement without independent verification; (ii) does not assume responsibility for the accuracy of any such information and (iii) will not make an appraisal of any assets or liabilities of any Target or the Company. The Company also acknowledges and agrees that with respect to any financial forecasts and projections made available to Heathcote, it is entitled to assume that such forecasts and projections have been reasonably prepared and reflect the best currently available estimates and judgments of the Company's management.

All non-public information concerning the Company, which is given to Heathcote by or on behalf of the Company will be used solely in the course of the performance of the services hereunder and will be treated confidentially by Heathcote for so long as it remains non-public through no fault of Heathcote.  Except as otherwise required by law or judicial or regulatory process, Heathcote will not disclose such information to a third party (not including any of Heathcote's officers, directors, employees and  professional advisors who need to know such information in order to assist Heathcote in the performance of its services hereunder) without the Company's prior written consent.

All opinions and advice (written or oral) given by Heathcote to the Company in connection with Heathcote's engagement under the letter agreement are intended solely for the benefit and use of the Company and shall be treated as confidential by the  Company.  The Company acknowledges that Heathcote is not an advisor as to legal, tax, accounting or regulatory matters in any jurisdiction.  The Company will consult with its own advisors concerning such matters and is responsible for making its own independent investigation and appraisal of any Transaction.

The Company agrees that Heathcote may publish, at its own expense, advertisements announcing the completion of the Transaction and Heathcote's role therein provided that the Company shall have first reviewed and approved, in writing, any such advertisements.  The Company's approval shall not be unreasonably withheld.

            This Agreement constitutes the sole and entire agreement among the parties hereto with respect to the subject matter hereof, supersedes all prior agreements and understandings, oral or written, among the parties hereto with respect to the subject matter hereof, may not be modified or waived except pursuant to a written instrument signed by the party to be bound thereby, shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns and shall not be assignable by any of the parties hereto without the written consent of the non-assigning party.  The prevailing party in any legal action or proceeding brought to enforce or defend the enforcement of this Agreement shall be entitled to reimbursement of its reasonable costs and expenses (including reasonable legal fees) incurred in connection therewith from the non-prevailing party.

The letter agreement may not be amended or modified except in writing and shall be governed by and construed in accordance with the laws of the State of Colorado without regard to principles of conflicts of laws.  No waiver by either party of any of its rights arising under the letter agreement will be binding unless made in writing and signed by the party to be charged with such waiver.

If any provision of the letter agreement is determined to be invalid or unenforceable, it shall not affect the remainder of the letter agreement, which will remain in full force and effect.

APPENDIX B:  Indemnification Provisions

The Company agrees to indemnify Heathcote, its affiliates, and each of their respective members, directors, officers, agents, consultants, employees, advisors and controlling persons (within the meaning of the Securities Act of 1933, as amended) (Heathcote and each such person or entity are herein after referred to as an "Indemnified Person") from and against any losses, claims, damages, expenses and liabilities or actions in respect thereof (collectively, "Losses"), as they may be incurred (including all reasonable legal fees and other reasonable expenses incurred in connection with investigating, preparing, defending, paying, settling or compromising any Losses) to which any of them may become subject and which are related to or arise out of any act, omission, transaction or event contemplated by the letter agreement. The Company will not be responsible under the foregoing provisions with respect to any Losses to the extent that a court of competent jurisdiction shall have determined by a final judgment (or a settlement tantamount thereto) that such Losses resulted primarily from an Indemnified Person's bad faith, willful misconduct or gross negligence. Heathcote shall promptly notify the Company of any claim or threatened claim being asserted against Heathcote which might give rise to an indemnification or contribution hereunder.  The Company may, by written notice to Heathcote assume responsibility for the defense and/or settlement of any action, suit, claim or proceeding for which it is required to indemnify an Indemnified Person under this paragraph; provided, however, that (A) the Company shall notify Heathcote promptly of all material developments in connection with any such proceeding, (B) the Company shall permit Heathcote or any other Indemnified Person to participate in the defense of such matter through counsel of its own choosing (provided that the Company will not be required to pay for any such counsel if it provides counsel to handle the defense of the matter) and (C) the Company shall not, without the written consent of Heathcote, enter into any settlement of any action, suit, claim, or proceeding unless such settlement includes (i) an express acknowledgement of no wrongdoing on the part of Heathcote or any other Indemnified Person and (ii) a complete release of Heathcote and each other Indemnified Person from any and all losses, claims, liabilities, damages and expenses arising in connection with such action, suit, claim or proceeding.  So long as the Company is pursuing the defense of any such action, suit, claim or proceeding diligently, no Indemnified Person may settle or compromise any such action, suit, claim or proceeding without the prior written consent of the Company, which shall not be unreasonably withheld.

If the indemnity referred to in the preceding paragraph should be, for any reason whatsoever, unenforceable, unavailable or otherwise insufficient to hold each Indemnified Person harmless, the Company shall pay to or on behalf of each Indemnified Person contributions for Losses so that each Indemnified Person ultimately bears only a portion of such Losses as will reflect: (i) the relative benefits received by each such Indemnified Person, respectively, on the one hand and the Company on the other hand in connection with the Transaction or (ii) if the allocation on the relevant benefits basis is not permitted by applicable law, then the allocation shall be based on both the relative benefits referred to in clause (i) above and the relative fault of each such Indemnified Person, respectively, and the Company as well as any other relevant equitable considerations; provided, however, that in no event shall the aggregate contribution of all Indemnified Persons to all Losses in connection with any Transaction exceed the amount of the fees actually received by Heathcote pursuant to the letter agreement.

The respective relative benefits received by Heathcote and the Company in connection with any Transaction shall be deemed to be in the same proportion as the aggregate fee paid to Heathcote in connection with the Transaction.

Notwithstanding anything to the contrary set forth in this Appendix B, Heathcote shall indemnify the Company and its affiliates, directors, officers, agents, consultants, employees and advisors with respect to any Losses to which any of them may become subject arising out of any act or omission of Heathcote resulting primarily from its bad faith, willful misconduct or gross negligence, which indemnification shall be subject to the reciprocal application of all of the provisions of this Appendix B.

Schedule 1

INTENTIONALLY OMITTED